EX-3.2


                              DIVIDEND INVESTMENT PLAN


                  PUT YOUR DIVIDENDS TO WORK BUILDING YOUR CAPITAL

          How often is your dividend money spent on normal day-to-day expenses that could be covered by other income?

               Now there's a simple way of using your dividends to make your capital grow - a way to systematically invest your dividends in additional shares of Barnes Group Inc. common stock. It's the Barnes Group Inc. Dividend Investment Plan administered by Mellon Securities Trust Company ("Mellon"), Barnes Group's principal stock transfer agent.
               Most financial advisors agree that the best long-term investment plan is a systematic one that results in dollar cost averaging. That's what you have when shares are bought at regular intervals as dividends are paid. Your money is invested promptly in shares of Barnes Group's common stock. There's nothing for you to remember. No paperwork to worry about.


                                 HOW THE PLAN WORKS


          Once Mellon receives your authorization card, Barnes Group gives the full amount of your dividends to Mellon to buy more shares for you at the current market price. Mellon credits you with both full and fractional shares.
               Mellon keeps you up-to-date on the status of your account. Each dividend period it sends you a detailed statement showing total cash dividends received, shares purchased and total shares held for you by the bank.

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                                    KEY FEATURES

          NO COST FOR PARTICIPANTS - All fees and commissions are paid for by Barnes Group. Your entire dividend is used to buy more shares of Barnes Group common stock.

          ADDITIONAL VOLUNTARY INVESTMENT - You have the option of adding to your investment with voluntary cash payments. After your first dividend has been invested, you can send Mellon any amount from $10 up to $10,000. These payments can be made at any time, as often as you like. (No more than $10,000 may be contributed per calendar quarter.) Mellon will use the funds to purchase stock for your account shortly after the next dividend date.
               This is an excellent way to buy additional Barnes Group stock without paying brokers' commissions.


          RECORD KEEPING SIMPLIFIED - Shares purchased for you are held in safekeeping and you receive a record of all transactions relating to your account. Please save these records as you will need them to establish the cost basis for your shares.

          NO PERMANENT COMMITMENT - You can terminate your participation in the Plan at any time up to the next dividend record date.
          Just write to Mellon. If you terminate, stock certificates for full shares will be issued in your name or, if you at the current market price of Barnes Group's common stock. A check for the proceed, after deducting commissions, will be sent to you.
               Any fractional shares at the time of termination will be converted to cash on the basis of the current market pricing.

          INCOME TAX INFORMATION - Even though your dividends will be reinvested, they are subject to income taxes as if they were paid to you in cash.

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          HOW TO GET STARTED

          It's easy to start investing your dividends. Simply fill in the enclosed pre-addressed authorization card and mail it.
               To start your investment with a specific dividend, your authorization card must be received prior to the record date. If your authorization arrives after the deadline, your participation will start with the following dividend.

          CONTACTING MELLON

          Any questions concerning the Plan or your individual account should be telephoned to 1-800-288-9541.
               Voluntary contributions and any instructions to withdraw shares or to cease participation in the Plan should be mailed to:


               Mellon Securities Trust Company
               Reinvestment Services
               P.O. Box 750
               Pittsburgh, PA  15230-9625


          TERMS AND CONDITIONS OF THE BARNES GROUP DIVIDEND INVESTMENT PLAN ADMINISTERED BY MELLON SECURITIES TRUST COMPANY.

          1. Mellon Securities Trust Company ("Mellon") will establish a Dividend Investment Account (the "Account") for each stockholder participating in the Barnes Group Dividend Investment Plan (the "Plan"). Mellon will credit to the Account of each participant funds it receives from the following sources: (a) cash dividends paid on shares of the common stock of Barnes Group Inc. ("Barnes Group") registered in the participant's name on the books of Barnes Group ("Certificate
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          Shares"); (b) cash dividends paid on shares of common stock credited to the participant's Account; and
          (c) voluntary cash contributions made pursuant to paragraph to paragraph 3 hereof.

          2. Funds credited to a participant's Account will be used to purchase shares of the common stock of Barnes Group. The purchases will occur as soon as practical after dividend payment dates. The price at which shares will be deemed to have been purchased will be the average price for each lot of shares purchased with the funds from all Accounts. The shares will be held in the name of Mellon or its nominee.

          3. A participant may from time to time make voluntary cash contributions to his/her Account by sending Mellon a check or money order payable to Mellon Securities Trust Company in minimum amounts of $10 with appropriate accompanying instructions. (No more than $10,000 may be contributed per calendar quarter.) Mellon will use the funds to purchase additional shares of stock for the participant's Account when it next purchases stock as a result of a dividend payment.

          4. As soon as practical after dividends have been applied to the purchase of new shares, Mellon will mail to each participant a statement describing the transaction in the participant's Account subsequent to those described on the previous statement.

          5. No certificates representing shares held in a participant's Account will be issued to the participant unless he/she specifically so elects or until the Account is terminated. No charge shall be made for the issuance of certificates, and no certificate will be issued for any fractional shares.

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          6.  Participation in the Plan may be terminated on written notice by the participant. Upon termination, the participant must elect to receive certificates for the whole shares that are credited to his/her Account or he/she must elect to have Mellon sell the shares and distribute the proceeds of the sale. (Shares to be sold may be aggregated with other terminating participating, in which case the cash proceeds to each participant will be based on the average sale price.) Fractions of shares will be paid in cash.

          7. A participant may sell or withdraw a portion of the shares held under the plan by giving written notice to Mellon. The sale or withdrawal will be handled in the manner set forth in paragraph 6 hereof.

          8. If the participant disposes of all his/her Certificate Shares, Mellon may, at its option, terminate the participant's Account upon written notice to the participant.

          9. Any dividends in the form of shares of Barnes Group common stock or any shares resulting from a stock split will be credited to the Accounts of the participants in the Plan.

          10. On matters involving voting by stockholders, shares credited to a participant's Account will be voted or abstained in the same manner as the participant votes or abstains his/her Certificate Shares.

          11. Mellon will incur no liability hereunder for any action taken or omitted by it in good faith.

          12.  The Plan may be amended or terminated at any time by Barnes
          Group.

          13. The terms and conditions of the Plan shall be governed by the laws of the State of Connecticut.